REBORN COFFEE INC.
580 N Berry St Brea, CA 92821

June 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attn: Mr. Nicholas Lamparski

Re:
Reborn Coffee, Inc.
Letter of Request for Qualification of Offering Statement on Form 1-A
Filed May 28, 2021
File No. 024-11518

Dear Mr. Lamparski:

In follow up to our telephone conversation, Reborn Coffee, Inc (the “Company”) hereby requests to withdraw the Letter of Qualification we filed on May 28, 2021, asking to qualify the offering statement we filed on May 5, 2021.

Very truly yours,

/s/ Jay Kim
Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.